Exhibit: 12

FMC CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30,
	2003		2002
Earnings:
Income from continuing operations before income taxes	$15.9		$71.4
Minority interests	1.5		2.1
Undistributed (earnings) losses of affiliates	57.5		(4.6)
Interest expense and amortization of debt discount, fees and expenses	71.7		48.1
Amortization of capitalized interest	2.4		2.4
Interest included in rental expense	4.0		3.2

Total earnings	$153.0		$122.6

Fixed charges:
Interest expense and amortization of debt discount, fees and expenses	$71.7		$48.1
Interest capitalized as part of fixed assets	5.8		5.4
Interest included in rental expense	4.0		3.2

Total fixed charges	$81.5		$56.7

Ratio of earnings to fixed charges	1.9	x	2.2	x